UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated October 31, 2019

Item 1

Grupo Aval S.A. (NYSE: AVAL) through its subsidiary Banco de Bogotá, agreed to acquire Multibank Financial Group (“MFG”) in Panama

Bogotá, October 31, 2019. Grupo Aval S.A. (“Grupo Aval”), the main financial conglomerate in Colombia and Central America, entered into an agreement today to acquire MFG, holding of Multibank Panama.

For Grupo Aval and Banco de Bogotá, this transaction represents an important step in its regionalization strategy. As of June 30, 2019, MFG had consolidated assets of approximately USD 5 billion and a shareholders’ equity of USD 560 million. Upon closing of the transaction, these assets will be added to the consolidated balance sheet of Grupo Aval. In the last twelve months ended June 30, 2019, MFG's income amounted to approximately USD 60 million. The transaction will add more than 100,000 new customers to Banco de Bogotá.

According to Luis Carlos Sarmiento Gutiérrez, President and CEO of Grupo Aval, “This attractive transaction is complementary to the business lines in which the Group already participates in Panama. In addition, with the consolidation of this agreement, Aval will strengthen its leadership position in Central America and will become the second largest player in Panama by size of assets.” Additionally, he added that "Panama is the country with the highest credit rating by international agencies, one of the reasons why part of our strategy included expanding our operation in that country."

The transaction is expected to close in the second quarter of 2020 after the required regulatory approval process is completed.

This new asset will become part of the investments that Banco de Bogotá has acquired through its subsidiary Leasing Bogotá S.A. Panamá in the financial system in the region, in which it already participates through the BAC Credomatic banking group. In Colombia, Grupo Aval controls 4 commercial banks, the leading private pension fund and financial corporation in the country, and through these it also offers its clients trust and securities products, among others. As of June 2019, BAC Credomatic had USD 16.0 billion loan portfolio, USD 16.0 billion of deposits, and MFG has USD 3.4 billion loan portfolio and USD 2.9 billion of deposits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel